LORRAINE YOUNG FCIS
COMPANY SECRETARY

02 MAR 27 AM 8:21

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6030
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

15 March 2002

02028003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Lorraine Young
Company Secretary

3/29

CHEP SIGNS DEAL WITH WAL*MART

Brambles Industries announces that CHEP has reached a five year agreement with Wal*Mart on the provision of pallet services.

In this new agreement Wal*Mart will strengthen its advocacy of CHEP's service to Wal*Mart's suppliers and CHEP commits to support Wal*Mart's logistics by its Total Pallet Management programme.

This brings economic benefits for both CHEP and Wal*Mart and improves the asset utilisation of CHEP pallets.

14 March 2002

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Ron Burke Group General Manager, Corporate Affairs	+61 (0) 2 9256 5255
	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

Brambles Industries is globally headquartered in Australia.

BRAMBLES ANNOUNCES SALE OF UNITED TRANSPORT BUSINESS

Brambles Australia Limited has today agreed to sell its United Transport and Brambles Project Services businesses to Patrick Distribution Pty Ltd, a subsidiary of Patrick Corporation Limited.

The sale price for the businesses represents a modest premium over net assets to Brambles. The net assets of the businesses total approximately A$24 million. The sale, which is expected to be completed on 12 April 2002, will not have a material effect on the Group's earnings.

United Transport is in the business of transportation, logistics and warehousing of dangerous goods in Australia. Brambles Project Services is a provider of project management services in the heavy transportation sector.

15 March 2002

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Ron Burke Group General Manager, Corporate Affairs	+61 (0) 2 9256 5255
	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.